Northeast Investors Trust

Paying Dividends for Over 70 Years

Quarterly Commentary

Third Quarter 2021

Market Recap

The major theme in the markets once again revolved around inflation and whether it's here to stay. The issue at hand is that many of today's economic gauges (employment, consumption, production, and sentiment) have been distorted by the pandemic. The Fed's preferred measure of inflation, the core Personal Consumption Expenditures (PCE) Price Index, which excludes food and energy, spiked in Q2. Yet interest rates *actually declined* in Q2, despite this jump in inflation.

The reason? Many believed that the rise of inflation was just a "transitory" effect of the coronavirus and would soon fade as economic imbalances leveled off. However, conventional wisdom on inflation seemed to shift in Q3, as investors began to assume inflation might be more persistent than was initially thought. Interest rates reversed course after bottoming out at 1.19% in mid-Q3 and continued to climb, closing at 1.52% by the end of the quarter.

Q3 2021 FIXED INCOME RETURNS



TOTAL RETURNS
-0.2%
-1.0%
0.0%
-0.4%
0.5%
Investment Grade
EM
Treasury
National Muni
High Yield

Sources: Ishares ETFs — High Yield Corporate Bond (HYG); Investment Grade Corporate (LQD); JP Morgan USD Emerging Market (EMB); National Muni Bond (MUB); 7-10 Year Treasury Bond (IEF)

Fixed income markets were pressured by the late upward move in rates in Q3. Emerging market debt was hit hardest (down -0.95%), followed by Municipals (-0.44%), Investment Grade (-0.21%), and Treasuries (-0.04%). Only High Yield was able to stay above water, gaining 0.51% for the quarter. As we have mentioned in the past, High Yield typically performs better than its fixed income counterparts during rising rate environments because of its higher yield and shorter maturities.

High Yield Spreads: The High Yield spread, as measured by the ICE BofA U.S. High Yield Index, finished at 2.55%, which actually widened 14 basis points from Q2. The current level is almost half of its 20-year average of 4.98%. High Yield ended the quarter with a nominal yield of 4.1%, which means that after taking into account core inflation, it remains one of the few major fixed income asset classes that offers a positive real yield. Emerging market debt currently offers a similar yield, but has a higher duration, making it more sensitive to interest rate movements.

Issuance & Defaults: SIFMA reported $109 billion of High Yield issuance in Q3, which marks a significant drop off from the $152 billion in Q1 and $143 billion in Q2. The energy sector has led the way with 15% of this year's volume. Despite the pandemic, defaults remained at record low levels. According to Fitch Ratings, the U.S. High Yield default rate has dropped in eight consecutive months and finished Q3 at 1% (based on trailing 12 months).Volume (YTD) is just $5.6 billion (which translated to a 0.4% YTD default rate), which compares favorably to $62.3 billion through this time last year. The 0.4% matches the lowest rate on record (2007). Looking forward to 2022, Fitch expects the default rate to finish at 1% citing better access to capital markets, a low maturity wall and improved sector fundamentals.

Fund Performance

The Trust's primary objective is income; therefore it typically invests primarily in High Yield securities. As of Sept. 30, the Trust held roughly 85% in corporate bond and preferred securities, with roughly 10% in equities and 5% in cash and equivalents.

Within the High Yield space, the Trust uses a barbell strategy composed of long- and short-duration bonds in an effort to reduce the level of risk for a given level of income. As the short-dated, yield-to-call bonds convert to cash, the Trust reinvests the proceeds into additional High Yield securities. The Trust maintains roughly 10% of its portfolio in "special situations" post-bankruptcy bonds and stocks. For Q3, the Trust's total return was up +0.28%, while the ICE BAML US High Yield Index was +0.94%.

As mentioned above, High Yield was the only major fixed income asset class that posted positive performance. In general, a rise in interest rates is less damaging to higher coupon/shorter maturity bonds, which are generally two characteristics of High Yield issuers. Within the High Yield asset class, the Trust has further reduced its interest rate exposure by purchasing yield-to-call securities that generally become due within two years.


Spreads
High Yield Index vs. 10-Year Treasury
20 Year Avg = 4.98
%
*per Bloomberg
4/1/2020
5/13/2020
6/22/2020
7/31/2020
9/10/2020
10/21/2020
11/30/2020
1/12/2021
2/19/2021
3/31/2021
5/12/2021
6/23/2021
8/2/2021
9/10/2021

Contributors to the Trust's performance:

- Crestwood Equity Partners 9.25% Preferred MLP – midstream oil & gas operator in the Bakken Shale, Delaware Basin, Powder River Basin, Marcellus Shale, Barnett Shale and Fayetteville Shale
- Range Resources 4.875% 5/15/25 — one of the largest natural gas E&P companies operating in the Marcellus Shale

Detractors to the Trust's performance:

- NL Industries Common Stock — a holding company that produces titanium dioxide
- Parker Drilling Common Stock — an oil & gas service company that provides drilling and rental tools to the energy industry

Additions: The Trust continued to roll over its short-duration securities in Q2. The following securities were added:

- Ashton Woods 9.875% 4/1/27
- Macy's 8.375 6/15/25
- American Gilsonite Common Stock (Corp. Action)
- G-III Apparel Group 7.875% 8/15/25

Subtractions: The following securities were removed from the portfolio:

- Suncoke Energy 7.5% 6/15/25 (Full Call)
- Romacorp Common Stock (Corporate Action)
- XPO Logistics 6.125% 9/1/23 (Full Call)
- CF Industries 3.45% 6/1/23 (Full Call)
- Macy's 8.375 6/15/25 (Full Call)
- American Gilsonite 17% 12/31/21 (Corporate Action)

S&P Ratings Changes:

- Rite Aide 7.5% 7/1/25 & Rite Aide 8% 11/15/26, upgrade (7/15/21) from CCC – to CCC
- Builders Firstsource 6.75% 6/1/27, upgrade (7/21/21) from BB+ to BBB-
- Sprint Communications 11.5% 11/15/21, upgrade (8/3/21) from BB to BB+
- XPO Logistics 6.125% 9/1/23, downgrade (8/6/21) from BB- to B+
- CF Industries 3.45% 6/1/23, upgrade (8/20/21) from BB+ to BBB-
- dRange Resources 4.875% 5/15/25, upgrade (9/2/21) from B+ to BB-
- Clean Harbors 4.875% 7/15/27, downgrade (9/7/21) from BB+ to BB
- Ashton Woods 9.875% 4/1/27, upgrade (9/20/21) from B to B+

Outlook

Managing in the High Yield space gives us a prime seat in the engine room of finance. If there are weaknesses in the economy lurking around the corner, they tend to show up in High Yield before other investments. Right now, we're not seeing those indicators. This, coupled with record-low default rates that are expected to persist through 2022, leads us to believe that the economy doesn't need too much additional support at this time.

Even so, some investors may be concerned about tight credit spreads and are wondering whether High Yield offers enough compensation for the extra risk. We would turn that around and tell investors that they should indeed be mindful of credit risk—with a special focus on the historically low default rates in High Yield.

Another concern may be inflation, which we believe could have some staying power, since cost-push inflation brought about by higher commodity and energy prices along with rising wages and taxes take time to work their way through the system. Yet if modest inflation fears—or statements and actions by the Fed—drive rates higher, High Yield is likely to weather that better than other fixed-income classes. That's because the average duration for High Yield currently stands at about four years, which is less than half the duration of bonds in the ICE BofA investment grade indexes.

All in all, High Yield isn't a terrible place to be.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeast Investors Trust for more than 30 years.

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); BMonrad@northeastinvestors.com

NORTHEAST INVESTORS TRUST

Watch and Read Bruce's Recent Takes on...

The Markets: northeastinvestors.com/money-life-with-chuck-jaffe-3/
The Fed: northeastinvestors.com/sept-2021-videos/
Yields: northeastinvestors.com/nasdaq-trade-talks-3/
Inflation: northeastinvestors.com/inflation-and-a-hawkish-fed/

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance.

The ICE BAML U.S. High Yield Index is an unmanaged market value-weighted index comprised of approximately 2,200 domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the index have maturities of one year or more and have a credit rating lower than BBB-/Baa3, but are not in default.

Investors should carefully consider investment objectives, risks, charges and expenses. This and other important information about the Trust is contained in the prospectus or summary prospectus, either of which may be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read either one carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.